Elegance Vodka TTW Offer Page:

(Test the Water Only – No Investments were taken)

The final Offering page will reflect the SEC Offering Statement

NOTE: min investment is $250 per SEC approval


Elegance Vodka

Elegance Vodka

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Filing Type: Regulation A+
Price Per Share: $10
Min. Investment Amt: $1000
Funding Goal: $50m

Test The Waters

Company Vision | Corporate Description | Team Members

Test The Waters

REGULATION A+

Elegance Vodka

Roadshow Deck


HIGH-END
LIFE
HIGH-END
VODKA
ELEGANCE
INVEST
DRINK
AND
LIVE LIFE
REGULATION A+ OFFERING

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PRE-QUALIFICATION SOLICITATION OF INTEREST (RULE 255) DISCLAIMER LANGUAGE:

Elegance Vodka is "testing the waters" to gauge market demand from potential investors for an Offering under Tier II of Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission.

OFFERING SUMMARY

Filing Type: Regulation A+
Price Per Share: $10
Min. Investment Amt: $1000
Funding Goal: $50m

COMPANY DETAILS

Issuer Name: Elegance Vodka
Location: Australia
Industry: beverage

Company Vision

Our brand is delivering the ultimate choice for celebrating, gifting, and enjoyment. Our mission is motivated and fueled by our commitment to our entrepreneurial spirit and the desire to innovate a refined Vodka.

We have strategically defined our marketing and promotional campaigns to target all Vodka aficionados. By utilizing platforms such as Instagram, Facebook, and national commercials, we will generate brand equity and brand loyalty.

While focusing on our core message and the Company's philosophy of class, style, and elegance, we will make our mark on growing our brand around the globe as the First LUXURY Vodka brand available to the masses.





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Corporate Description

To build an iconic, global lifestyle brand that brings people together in celebration. Build brand equity and sales by offering a Luxury lifestyle experience his focusing on winning in key markets and retail channels where the target lives, works, and plays.

OFFERING CIRCULAR DISCLAIMER

FORWARD LOOKING STATEMENT

178

Team Members



Elizabeth Cardillo

From a very young age Elizabeth Cardillo had a flair for fashion. Upon graduating from high school, Elizabeth moved to Los Angeles and undertook a Bachelor's degree in Marketing from the Fashion Institute of Design.



Raj Beri

Raj Beri is a true beverage industry professional. He brings many years of experience in the beverage industry with a track record of success in sales, marketing, new distributor and introducing new products into the GLOBAL market.



Sahil Beri

Sahil Beri has completed a masters in Pharmac and is currently undertaking a PhD in Pharmacology. He brings a pharmaceutical background to the alcohol industry and is widely regarded as a flavor and natural compound expert.



Nick Ventura

A savvy, highly regarded and innovative business development executive. Nick co-founded Vertex, one of the largest apparel companies in the sports licensing space.



Ram Venkat

A capital markets executive with a background in investment banking who has financed and strategically advised businesses and successful venture capitalist.